

Mail Stop 4720

November 9, 2016

Mr. Alvin B. Parmiter
President and CEO
Community Savings Bancorp, Inc.
425 Main Street
Caldwell, OH 43724

> **Re:** **Community Savings Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 28, 2016**
> **File No. 333-213561**

Dear Mr. Parmiter:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2016 letter.

How we determined the Offering Range and the $10.00 per Share Stock Price, page 4

1.   We note that in response to comment three, you revised your disclosure regarding the nature and the size of the downward adjustments Keller & Company, Inc. made in valuing the company in comparison to its peer group. Given the significant emphasis page 106 disclosure places on price-to-book value comparison between the company and its peer group, the revised disclosure did not fully address our prior comment as to how the downward adjustments affected the price-to-book value comparisons in determining the $10 per share stock price. Please address our comment three in full and further revise your disclosure to explain the basis for applying a 6%-8% adjustment regarding earnings, and a 3%-5% adjustment regarding asset growth.

After-Market Stock Performance, page 5

2.   We note your response to comment four. Please revise your disclosure to include a summary of the explanation you provide in your response letter, regarding the reasons why the two selected companies which completed a mutual-to-stock conversion between June 30, 2015 and August 24, 2016, were not part of the peer group.

How We Intend to Use the Proceeds from the Offering, page 39

3.   We note your revised disclosure in response to comment seven; however, your response does not address the reasons behind withdrawing from the plan at this time. Further, we note that your revised disclosure now states that the actual costs of withdrawing may significantly increase based on the withdrawal date and purchase of certain annuities. Please revise to provide a detailed explanation of the type of annuities you may consider purchasing and their underlying costs. In addition, please expand your "In recent years we have incurred losses…" risk factor on page 15 to alert investors that the cost of withdrawing from the plan may be greater than $1.6 million.

        You may contact Christina Harley, Staff Accountant at (202) 551-3695 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Donovan, Law Clerk, at (202) 551-8636 or me at (202) 551-3369 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        Era Anagnosti
                                        Legal Branch Chief
                                        Office of Financial Services

cc: Steven Lanter
        Luse Gorman, PC